Exhibit 1.32

Notice to U.S. Investors

The proposed transaction relates to the securities of CaixaBank, S.A. and Bankia, S.A., both companies incorporated in Spain. Information distributed in connection with the proposed transaction and the related shareholder vote is subject to Spanish disclosure requirements that are different from those of the United States. Financial statements and financial information included herein are prepared in accordance with Spanish accounting standards that may not be comparable to the financial statements or financial information of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the U.S. federal securities laws in respect of the proposed transaction, since the companies are located in Spain and some or all of their officers and directors are residents of Spain. You may not be able to sue the companies or their officers or directors in a Spanish court for violations of the U.S. securities laws. Finally, it may be difficult to compel the companies and their affiliates to subject themselves to a U.S. court’s judgment.

You should be aware that the companies may purchase shares otherwise than under the proposed transaction, such as in open market or privately negotiated purchases, at any time during the pendency of the proposed transaction.

The ordinary shares of CaixaBank, S.A. have not been and are not intended to be registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States of America except pursuant to an applicable exemption from the registration requirements of such Act.

INSIDE INFORMATION

Pursuant to article 226 of the consolidated text of the Securities Market Act, approved by Legislative Royal Decree 4/2015 of 23 October 2015, it is hereby notified that, as of today, 15th September, Bankia, S.A. has obtained authorization from the Governing Council of the European Central Bank to apply a material change in the parameters of Probability of Default (PD) used in the internal capital model for credit risk applicable to its retail mortgage business, requested in October 2018 and on which it has been updating the market in its results presentations.

The received authorization will allow Bankia to extend, during this third quarter of the current exercise, the abovementioned material change as well as the Loss Given Default (LGD) and Credit Conversion Factor (CCF) to the whole of the retail mortgage portfolio of the Bankia stand-alone portfolio excluding the perimeter originated by BMN before the Group´s integration. The entity estimates that the execution of the changes will imply a reduction in Risk Weighted Assets (RWAs).of around 5,970 million euros.

Likewise, the entity expects that, once all prerequisited are met, it would be able to extend the application of these same parameters to the retail mortgage portfolio of the BMN pre-merger perimeter throughout the fourth quarter of this exercise, with an estimated redction in RWAs of 2,280 million euros.

In this manner, the application of the received authorization will allow Bankia to reduce its RWAs in an amount around 8,250 million euros, which represents a positive impact of 160bps in the CET 1 Fully Loaded ratio of the entity (112bps for the Bankia pre-merger perimeter and 48bps for the BMN pre-merger perimeter) over the second quarter closing ratio (13.27%).

Madrid, 15th September 2020

BANKIA, S.A.

This document is a translation of an original text in Spanish. In case of any discrepancy between the English and the Spanish version, the Spanish version will prevail.